                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                        COMMISSION FILE NUMBER 333-117254

                                   51JOB, INC.
                 (Translation of Registrant's Name Into English)


                   21ST FLOOR, WEN XIN PLAZA, 755 WEI HAI ROAD
                   SHANGHAI 200041, PEOPLE'S REPUBLIC OF CHINA
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X            Form 40-F
                              -----                    -----

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                          Yes                No   X
                              -----             -----

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                          Yes                No   X
                              -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                          Yes                 No   X
                              -----              -----

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N.A. )
                                                        ------

       51job, Inc. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release regarding fourth quarter and fiscal year 2004 unaudited results dated March 14, 2005

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          51JOB, INC.



                                          By: /s/ Rick Yan
                                              ----------------------------------
                                              Name:  Rick Yan
                                              Title: Chief Executive Officer and
                                                     President



Date: March 14, 2005

                                  EXHIBIT INDEX

Exhibit    Description
-------    -----------
99.1       Press release regarding fourth quarter and fiscal year 2004 unaudited results dated March 14, 2005